EXHIBIT 12
FOR IMMEDIATE RELEASE

For further information contact:

Dennis E. Burke
Executive Vice President-Administration
Best Power Technology, Incorporated
(800) 365-6145

               BEST POWER TECHNOLOGY, INCORPORATED TO BE ACQUIRED
                         BY GENERAL SIGNAL CORPORATION

     NECEDAH, WI, May 10, 1995 ... Best Power Technology, Incorporated (NASDAQ:
BPTI) announced today that it has entered into a definitive agreement with General Signal Corporation (NYSE:GSX) under which General Signal will acquire Best Power for $200 million, or $21.00 per share, in cash.

     The agreement, which was unanimously approved by Best's Board of Directors today, provides for General Signal to make a cash tender offer for all outstanding shares of common stock of Best Power at a price of $21.00 per share. The tender offer is scheduled to commence early next week. The tender offer will be followed as soon as possible by a second-step merger in which each share of Best Power not acquired in the tender offer will be converted into the right to receive $21.00 in cash.

     The tender offer is subject to customary terms and conditions, including the valid tender of a majority of the outstanding shares and the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     "The Board of Directors views this tender offer as a distinct positive for our shareholders, employees and customers and we are pleased that General Signal recognized the value and strength of our market position," said Paul Koeppe, Chairman of Best's Executive Committee. "The combination of Best with General Signal's Sola/Hevi-Duty division will bring a series of benefits to the marketplace, including a breadth of manufacturing technology and a critical mass resulting in expanded value and quality for our customers' power protection needs," Koeppe added.

     Best Power Technology, Incorporated, founded in 1977, is a recognized leader in the design and manufacture of systems to protect computers and other sensitive equipment from power irregularities. Headquartered in Necedah, Wisconsin, with 1994 sales of $149.4 million, the company has sales offices worldwide and employs over 1,000 people.

     General Signal Corporation, with 1994 sales of $1.53 billion, is a leading supplier of equipment and instrumentation for the process control, electrical, and industrial technology industries.























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